August 4, 2010

VIA EDGAR

Matthew Crispino, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	MAM Software Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on July 14, 2010
File No. 333-167483

Dear Mr. Crispino:

We are counsel to MAM Software Group, Inc. (“MAM,” the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated August 3, 2010, relating to the above-captioned registration statement.

We note your response to prior comment 3. As you know, the term "offer" is broadly defined in the Securities Act and has been liberally construed by the courts and the Commission. Refer to SEC Releases 33-8359, 33-5180 and 33-8591. Please provide a more detailed legal analysis as to whether your pre-filing discussions with Mr. Mamanteo and Wynnefield Capital constituted an offer under Section 2(a)(3) of the Act and whether Wynnefield Capital should be identified as an underwriter.

As we explained in our prior correspondence, Dwight B. Mamanteo, one of the Company’s directors, is Portfolio Manager at Wynnefield Capital, Inc.  Wynnefield Capital, Inc. functions as the investment manager of the Wynnefield Persons, as described in Footnote 2 to the section of the Prospectus entitled “Security Ownership of Certain Beneficial Owners and Management.”  During a meeting of the Company’s Board of Directors (the “Board”) in preliminary discussions regarding this rights offering, which were held in conjunction with the regular performance of his duties as a director of the Company, Mr. Mamanteo expressed to the Board the intent of the Wynnefield Persons to exercise its basic subscription rights and to over-subscribe to the maximum amount of shares available to it as a shareholder in the event the Company chose to proceed with a rights offering as a means to raising additional equity capital.  No solicitation of an offer to buy was made to the Wynnefield Persons by the Company.  As previously noted, since this intent was expressed to the Board and management, the Company believed that the proper disclosure was to advise all shareholders of this fact.

Our client understands that the term offer is broadly defined and has been construed liberally by the SEC and courts.  At the same time, we have reviewed SEC Releases 33-8359, 33-5180 and 33-8591.  In addition, we have reviewed several applicable court cases that have been frequently cited by the SEC.  Unlike the instant situation – internal communications during a board meeting between a company’s management and its directors regarding various financing strategies – SEC Release 33-8359 addressed outright solicitations where there was neither a registration statement filed nor an available exemption from registration.  SEC Release 33-5180 addressed the fact that there was “no basis in the securities acts or in any policy of the Commission which would justify the practice of non-disclosure of factual information by a publicly held company on the grounds that it has securities in registration under the Securities Act of 1933.”  Again, that is not at issue in the instant situation.  Finally the applicable segments of Release 33-8591, also known as Securities Offering Reform, addressed prohibitions in offers before a registration statement is filed meeting the information requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), also known as “gun jumping.”  Again, we respectfully suggest on behalf of our client that those facts are not applicable in the instant situation involving the Company’s internal discussions among directors, some of whom are also significant shareholders.1

As we previously noted, section 2(a)(3) of the Securities Act defines an “offer to sell” as including “every attempt or offer to dispose of, or solicitation of an offer to buy,” a security for value.  For the reasons previously articulated, discussions between the Company and Mr. Mamanteo, in his capacity as a director of the Company, do not violate the prohibitions in Section 5(c) because no solicitation of an offer to buy securities was proffered.  Rather, indications by the Wynnefield Persons of their intention to exercise subscription rights were made unsolicited, in conjunction with Mr. Mamanteo’s performance of his duties as a director of the Company.  Accordingly, in light of the previously cited releases and case law, we respectfully suggest on behalf of our client that there was no violation of Section 5(c).

You have also asked whether Wynnefield should be identified as an underwriter.  Under section 2 of the Securities Act, the term “underwriter” means any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security.  We have confirmed with representatives of  the Wynnefield Persons that they have no intention to distribute securities to be issued in this offering.

If this response is satisfactory to the Staff, we will file, as previously mentioned, another pre-effective amendment containing the record date and the length of the subscription period for the rights offering as well as some updated disclosure since the last amendment was filed. Subsequent to such filing, we will request acceleration of the effectiveness date.

We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at (212) 752-9700 if you have any questions.

1 We note that Footnote 88 of Release 33-8591 refers to two cases: Diskin v. Lomasney & Co., 452 F.2d 871 (2d Cir. 1971) and SEC v. Cavanaugh, 1 F Supp. 2d 337 (S.D.N.Y 1998).  In Dishkin, the operative question was whether the prospectus at issue met the requirements of Section 10 of the Securities Act and thus be relied on in connection with an offer of a security.  Cavanaugh, by comparison, addressed whether the registration requirements applied to the security itself or the offering.  In either event, we respectfully suggest that the facts at issue in Diskin and Cavanaugh are inapplicable to the instant situation.

Very truly yours, /s/ David E. Danovitch, Esq. David E. Danovitch, Esq.

cc: Michael Jamieson